UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number    000-24848

East Texas Financial Services, Inc.

(Exact name of registrant as specified in its charter)

1200 South Beckham, Tyler, Texas   75711-6910
(903) 593-1767

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock ($0.01 par value)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

            Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) X	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6

            Approximate number of holders of record as of the certification or notice date:       255

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, East Texas Financial Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 12, 2003	By:	/s/ Gerald W. Free Gerald W. Free President and Chief Executive Officer